UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

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[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

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No

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This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Reader’s Digest, Fox Home Entertainment and Peace Arch Entertainment Combine to Produce and Release ‘Ace of Hearts’

First Release Under 'Reader’s Digest Family Films’ Banner Based on Popular ‘Reader’s Digest’ Story with Dean Cain to Star; Principle Filming Begins This Week

LOS ANGELES, Calif.  May 30, 2007 – Reader’s Digest Association, Twentieth Century Fox Home Entertainment LLC and Peace Arch® Entertainment are joining forces to produce and distribute “Ace of Hearts,” a full-length motion picture based on a true story published by Reader’s Digest in 2002 about a law-enforcement officer and his crime-fighting dog.  The movie, the first released under the new brand, Reader’s Digest Family Films, is scheduled to begin production this week and stars Dean Cain (“Out of Time,” TV’s “Lois and Clark,” “Best Men”) as the lead actor.  Plans call for the film to be released in early 2008.

Peace Arch Entertainment (AMEX: PAE), a leading worldwide film producer and distributor, will produce the film in association with Bogner Entertainment Inc., headed by producer Jonathan Bogner.  Peace Arch also will distribute the film internationally.  Twentieth Century Fox Home Entertainment  LLC (TCFHE), a division of News Corporation’s Twentieth Century Fox Film Corporation, will handle U.S. marketing and distribution.

Reader’s Digest Association will provide magazine, direct marketing and online promotion.  Reader’s Digest is the country’s largest magazine, reaching nearly 40 million people, and is part of a network of 50 editions worldwide.  The company also publishes 26 other magazine titles, sells millions of books each year and operates websites around the world.

(more)

Eva Dillon, President of RD Inspiration and Group Publisher of Reader’s Digest, said: “We are excited to team up with highly respected movie makers Twentieth Century Fox Home Entertainment and Peace Arch Entertainment.  Reader’s Digest is one of the world’s most trusted sources of family-friendly information and entertainment.  We look forward to building Reader’s Digest Family Films into a leading producer of family entertainment through a series of quality movies and programs based on our library of highly popular stories.”

Steven Bersch, COO of TCFHE, said:  “We’re thrilled to be in business with such terrific partners and one of the strongest brands in the world.  This true, triumphal and inspirational tale is going to make for a very popular piece of filmed entertainment and our world class marketing and distribution will insure that it gets seen by families throughout North America.”

Peace Arch Entertainment President John Flock said: “We are very pleased to be extending our U.S. distribution relationships to include Fox, one of the pre-eminent distributors in the world, while at the same time expanding our family entertainment business in this new venture with Reader’s Digest, a time-honored and highly valued brand that has defined family entertainment in publishing for generations.”

The “Ace of Hearts” screenplay, written by Frederick Ayeroff and directed by David Mackay, follows the adventures of law enforcement officer Glen MacKenzie (Dean Cain), his 10-year-old daughter and Ace, his canine corps German Shepard, as they match wits with a wily criminal bent on revenge against the family and Ace.

Cain, 40, has appeared in more than 70 films and television episodes in a career that has spanned 23 years.  After flirting with a possible NFL pro-football career, he became a familiar TV face on “Beverly Hills, 90210” in 1990 before getting his first big break as Clark Kent / Superman in the series, “Lois & Clark: The New Adventures of Superman” with Terri Hatcher in 1993.

William Morris Agency and the Ziffren, Brittenham, Branca, Fischer, Stiffelman, Gilbert-Lurie, Cook, Johnson & Wolf law firm put the parties together and negotiated the deal with Frank Lalli on behalf of Reader’s Digest Association.

The Reader’s Digest Association, Inc. (RDA) is a global publisher and direct marketer of products that inform, entertain and inspire people of all ages and cultures around the world.  Reader’s Digest Family Films produces feature films based on popular stories published in Reader’s Digest magazine.  RDA global headquarters are located near Pleasantville, New York.  For more information, please visit www.rda.com.

Peace Arch® Entertainment produces and acquires feature film, television and home entertainment content for distribution to world markets.  Peace Arch is the owner of one of the largest libraries of top quality independent feature films in the world. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada.  For additional information, please visit www.peacearch.com.

A recognized global industry leader, Twentieth Century Fox Home Entertainment is the worldwide marketing, sales and distribution company for all Fox film and television programming on VHS, DVD and Blu-ray Disc (BD) as well as acquisitions of original productions. The company also releases all products around the globe for MGM Home Entertainment. Each year TCFHE introduces hundreds of new and newly enhanced products, which it services to retail outlets—from mass merchants and warehouse clubs to specialty stores and e-commerce—throughout the world. Twentieth Century Fox Home Entertainment LLC is a subsidiary of Twentieth Century Fox Film Corporation, a News Corporation company.

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Contact:

For Reader’s Digest:

For Twentieth Century Fox:

For Peace Arch:

Bill Adler

Steve Feldstein

Roy Bodner

(914) 244-7585

(310) 369-5369

(310) 776-7208

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Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 30, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.